Filed Pursuant to Rule 433
Registration Statement No. 333-134327

Pricing Term Sheet
February 22, 2007

Hewlett-Packard Company

Floating Rate Global Notes Due March 1, 2012

Issuer:	Hewlett-Packard Company
Ticker:	HPQ
Format:	SEC Registered Global
Security Ratings:	A3 (Moody’s Investors Service) / A (Standard & Poor’s) / A (Fitch Ratings)
Trade Date:	February 22, 2007
Settlement Date:	February 27, 2007
Maturity Date	March 1, 2012
Aggregate Principal Amount Offered:	$600,000,000
Price to Public (Issue Price):	100.000%
Benchmark:	3-Month USD LIBOR
Interest Rate:	3-Month USD LIBOR + 0.11%
Interest Payment Dates and Interest Reset Dates:	Quarterly on the 1st of March, June, September, December of each year, beginning on June 1, 2007 (subject to modified following business day convention)
Method of Calculation:	Actual/360
Interest Determination Date:	Two London business days prior to each interest reset date
Optional Redemption:	May not be redeemed before maturity
Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.
Co-Managers:	Barclays Capital Inc. CIBC World Markets Corp. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Lehman Brothers Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) Citigroup Global Markets Inc. at 877-858-5407, (2)  Deutsche Bank Securities Inc. at 800-503-4611, (3) J.P. Morgan Securities Inc. at 212-834-4533.

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